UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number
001-16485

(Check One):	☐Form 10-K	☐Form 20-F	☐Form 11-K	☒Form 10-Q	☐Form 10-D	☐Form N-SAR	☐Form N-CSR

For Period Ended: October 29, 2006

[  ] Transition Report on Form 10-K
[  ] Transition Report on Form 20-F
[  ] Transition Report on Form 11-K
[  ] Transition Report on Form 10-Q
[  ] Transition Report on Form N-SAR
For the Transition Period Ended: _________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I — REGISTRANT INFORMATION

     Krispy Kreme Doughnuts, Inc.

Full Name of Registrant

     N/A

Former Name if Applicable

     370 Knollwood Street, Suite 500

Address of Principal Executive Office (Street and Number)

     Winston-Salem, North Carolina 27103

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐
(b)       The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Krispy Kreme Doughnuts, Inc. (the "Company") is unable to file timely a quarterly report on Form 10-Q for the quarter ended October 29, 2006 (the third quarter of fiscal 2007). The Company devoted substantial resources to completing its annual report on Form 10-K for fiscal 2006, which was filed on October 31, 2006, and its quarterly reports on Form 10-Q for the first three quarters of fiscal 2006, which were filed on November 9, 2006. In addition, there have been substantial resources devoted by the Company to completing its quarterly reports on Form 10-Q for the first two quarters of fiscal 2007. Due to the substantial resources devoted to these reports, the Company was unable to finalize its quarterly report on Form 10-Q for the third quarter of fiscal 2007 before the filing deadline of December 8, 2006.

The Company has not yet filed its Quarterly Reports on Form 10-Q for the first two quarters of fiscal 2007 or the third quarter of fiscal 2005 or its Annual Reports on Form 11-K for the periods ended December 31, 2005 and December 31, 2004 (such reports, together with the Quarterly Report on Form 10-Q for the third quarter of fiscal 2007, the “Exchange Act Reports”).

The Company intends to file the Exchange Act Reports at the earliest practicable date.

Item 9A of the Company’s Annual Report on Form 10-K for fiscal 2006 reported a number of material weaknesses in the Company’s system of internal accounting control over financial reporting, which management believes continue to exist at October 29, 2006. Management is in the process of performing its assessment of internal control over financial reporting for fiscal 2007. While that assessment is not yet complete, management believes it is likely that a number of the previously identified material weaknesses will not be remediated prior to year end and, as a result, it expects to conclude that the Company’s internal control over financial reporting will not be effective as of January 28, 2007.

PART IV — OTHER INFORMATION

1.  Name and telephone number of person to contact in regard to this notification

Michael C. Phalen (336) 733-3707
(Name) (Area Code) (Telephone Number)

2.  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).   ☐Yes     ☒No

Quarterly Report on Form 10-Q for the period ended July 30, 2006.

Quarterly Report on Form 10-Q for the period ended April 30, 2006.

Annual Report on Form 11-K for the period ended December 31, 2005.

Annual Report on Form 11-K for the period ended December 31, 2004.

Quarterly Report on Form 10-Q for the period ended October 31, 2004.

3.  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?     ☒Yes     ☐No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Please see Annex A attached hereto.

                  Krispy Kreme Doughnuts, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date December 11, 2006	By: /s/ Michael C. Phalen Name: Michael C. Phalen Title: Chief Financial Officer

ANNEX A

On a preliminary basis, the Company expects to report revenues of approximately $117 million for the third quarter of fiscal 2007, which ended October 29, 2006, compared to revenues of approximately $129 million for the third quarter of fiscal 2006. The decrease in revenues reflects a decline in the number of Company stores as well as lower sales to franchisees by the Company's Manufacturing and Distribution segment.

Systemwide sales fell approximately 9% in the third quarter of fiscal 2007 compared to the third quarter of the prior year primarily due to an approximately 17% decrease in the number of factory stores to 293 (total stores, including satellites, decreased approximately 8%). Average weekly sales per factory store (which is computed by dividing sales from all factory and satellite stores by the number of factory stores in operation) increased approximately 16% and 12% in Company stores and systemwide, respectively, compared to the third quarter of fiscal 2006. Average weekly sales per store (which is computed by dividing sales from all factory and satellite stores by the aggregate number of all such stores in operation) increased approximately 14% for Company stores and decreased approximately 0.5% systemwide, compared to the third quarter of fiscal 2006. Systemwide average sales per store decreased slightly while Company average sales per store rose principally because the growth in satellite stores, which have lower average sales than factory stores, largely has been concentrated in franchise stores and not in Company stores. The average sales per unit data reflect, among other things, store closures and the related shift in off-premises doughnut production into a smaller number of stores.

Systemwide sales data include sales at all Company and franchise locations.  Systemwide sales is a non-GAAP financial measure; however, the Company believes systemwide sales information is useful in assessing the overall performance of the Krispy Kreme brand and, ultimately, the performance of the Company.

The Company’s financial results continue to be adversely affected by the substantial costs associated with the legal and regulatory matters previously disclosed by the Company. The Company expects to report a net loss for the third quarter of fiscal 2007.

The Company believes that cash flow from operations and existing cash balances will be sufficient to meet its liquidity needs. As of October 29, 2006, the Company's cash balance was approximately $35 million and its indebtedness was approximately $119 million (including capital lease obligations), compared to approximately $16 million and $123 million, respectively, at January 29, 2006. The January amounts exclude amounts relating to Glazed Investments, the Company’s consolidated franchisee at the time. As of October 29, 2006, the Company had no consolidated franchisees.